EXHIBIT 99.1

Lifeway Foods® Announces Strong Results for the Third Quarter and Nine Months Ended September 30, 2024

Year-to-date net sales of $139.9 million; up 18.5% year-over-year

Heightened interest in probiotic foods with bioavailable nutrients drives volume growth of Lifeway Kefir and Farmer Cheese

20th consecutive quarter of year-over-year growth

Year-to-date gross profit margin increased to 26.2%

Morton Grove, IL — November 14, 2024 — Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), the leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the third quarter ended September 30, 2024.

“I’m thrilled to announce our 20th consecutive quarter of net sales growth, marking an impressive 5 consecutive years’ worth of quarterly growth for Lifeway on the topline,” commented Julie Smolyansky, President and Chief Executive Officer of Lifeway Foods. “We continued this record year by delivering our second largest quarter ever with $46.1 million in net sales, up double-digits year-over-year, driven by the continued volume growth of our flagship drinkable Lifeway Kefir. We also saw growth in our cheese category, as our strategic sales investments have capitalized on the increasing consumer interest in soft cheese products, such as our Lifeway Farmer Cheese. Our effective sales and marketing investments continue to create demand, drive trial and accelerate velocities in our core offerings, as evidenced by our remarkable, volume-led results. Recently, our strawberry banana flavor of Lifeway Kefir gained placement at select locations of our largest retail customer, with an estimated total of 1,000 stores once resets are complete in the fourth quarter. We also anticipate that our ProBugs will gain incremental distribution at around 260 stores with a regional retailer in December, and our Farmer Cheese will gain placement with a large national retailer in an estimated 1400 stores by the end of the first quarter of 2025. We will continue to strategically evaluate opportunities to elevate the exposure of our core Lifeway offerings. Interest in protein-rich foods with probiotics and bioavailable nutrients like Lifeway Kefir and Farmer Cheese is higher than ever, and we believe that, in our 38-year history, our trajectory has never been stronger.”

Smolyansky continued, “The strong third quarter performance extends our track record of execution on our growth plan to consolidate our market leading position. Compared to the same period 5 years ago, the year we initiated our Lifeway 2.0 Strategic Growth Plan, our year-to-date net sales and gross profit have grown by 98.4% and 115.3%, respectively, which has led to substantial shareholder value creation. We continued to deprioritize private label manufacturing during the quarter, focusing on our branded products to protect Lifeway’s category dominance and visibility, streamline operations and further improve margins. As we continue to ship higher volumes of our Lifeway branded products, we will continue to realize manufacturing efficiencies and favorable fixed cost absorption, driving operating leverage across the business. The whole Lifeway team has contributed to our strong operational execution. We are on pace for record-breaking net sales in 2024, and I believe we are poised to continue this excellent momentum into the fourth quarter and 2025.”

Third Quarter 2024 Results

Net sales were $46.1 million for the third quarter ended September 30, 2024, an increase of $5.2 million or 12.7% from the same period in 2023. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir.

Gross profit as a percentage of net sales was 25.7% for the third quarter ended September 30, 2024.

Selling, general and administrative expenses as a percentage of net sales were 16.4% for the third quarter ended September 30, 2024.

The Company reported net income of $3.0 million or $0.20 per basic and $0.19 per diluted common share for the third quarter ended September 30, 2024.

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Year-to-Date 2024 Results

Net sales were $139.9 million for the nine months ended September 30, 2024, an increase of $21.9 million or 18.5% from the same period in 2023. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir.

Gross profit as a percentage of net sales was 26.2% for the nine months ended September 30, 2024, an improvement when compared to the same period in 2023, due to the higher volumes of our branded products, which provided manufacturing efficiencies and favorable fixed cost absorption.

Selling, general and administrative expenses as a percentage of net sales were 16.5% for the nine months ended September 30, 2024.

The Company reported net income of $9.2 million or $0.62 per basic and $0.60 per diluted common share for the nine months ended September 30, 2024, compared to net income of $7.4 million or $0.50 per basic and $0.49 per diluted common share during the same period in 2023.

Conference Call and Webcast

A webcast with Lifeway’s President and Chief Executive Officer discussing these results with additional comments and details is available through the “Investor Relations” section of the Company’s website at https://lifewaykefir.com/webinars-reports/.

About Lifeway Foods, Inc.
Lifeway Foods, Inc., which has been recognized as one of Forbes' Best Small Companies, is America's leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces a variety of cheeses and a ProBugs line for kids. Lifeway's tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland, South Africa, United Arab Emirates and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, Lifeway’s outlook, expected manufacturing efficiencies and fixed cost absorption, expectations regarding future operating and financial performance, future business strategy and objectives and expected shipping to Dubai and the United Arab Emirates. These statements use words, and variations of words, such as “will,” "continue," "build," "future," "increase," "drive," "believe," "look," "ahead," "confident," "deliver," "outlook," "expect," and "predict." You are cautioned not to rely on these forward-looking statements. These forward-looking statements are made as of the date of this press release, are based on current expectations of future events and thus are inherently subject to a number of risks and uncertainties, many of which involve factors or circumstances beyond Lifeway’s control. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway's expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2024. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Lifeway expressly disclaims any obligation to update any forward-looking statements (including, without limitation, to reflect changed assumptions, the occurrence of anticipated or unanticipated events or new information), except as required by law.

Media:
Derek Miller
Vice President of Communications, Lifeway Foods
Email: derekm@lifeway.net

General inquiries:
Lifeway Foods, Inc.
Phone: 847-967-1010
Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2024 and December 31, 2023

(In thousands)

	September 30, 2024	December 31,
	(Unaudited)	2023
Current assets
Cash and cash equivalents	$20,558	$13,198
Accounts receivable, net of allowance for credit losses and discounts & allowances of $1,320 and $1,270 at September 30, 2024 and December 31, 2023 respectively	13,495	13,875
Inventories, net	8,441	9,104
Prepaid expenses and other current assets	1,893	2,019
Refundable income taxes	379	–
Total current assets	44,766	38,196

Property, plant and equipment, net	26,310	22,764
Operating lease right-of-use asset	136	192
Goodwill	11,704	11,704
Intangible assets, net	6,493	6,898
Other assets	1,900	1,900
Total assets	$91,309	$81,654

Current liabilities
Current portion of note payable	$–	$1,250
Accounts payable	11,117	9,976
Accrued expenses	5,589	4,916
Accrued income taxes	–	474
Total current liabilities	16,706	16,616
Note payable	–	1,483
Operating lease liabilities	79	118
Deferred income taxes, net	3,001	3,001
Total liabilities	19,786	21,218

Commitments and contingencies (Note 9)

Stockholders’ equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at September 30, 2024 and December 31, 2023	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 14,816 and 14,691 outstanding at September 30, 2024 and December 31, 2023, respectively	6,509	6,509
Paid-in capital	5,915	4,825
Treasury stock, at cost	(15,883)	(16,695)
Retained earnings	74,982	65,797
Total stockholders' equity	71,523	60,436

Total liabilities and stockholders' equity	$91,309	$81,654

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and nine months ended September 30, 2024 and 2023

(Unaudited)

(In thousands, except per share data)

	Three Months Ended September 30,		Nine months Ended September 30,
	2024	2023	2024	2023

Net sales	$46,095	$40,896	$139,886	$118,030

Cost of goods sold	33,508	29,099	101,127	85,428
Depreciation expense	720	654	2,082	1,953
Total cost of goods sold	34,228	29,753	103,209	87,381

Gross profit	11,867	11,143	36,677	30,649

Selling expense	3,979	2,884	11,256	8,974
General and administrative expense	3,564	3,085	11,877	10,028
Amortization expense	135	135	405	405
Total operating expenses	7,678	6,104	23,538	19,407

Income from operations	4,189	5,039	13,139	11,242

Other income (expense):
Interest expense	(4)	(109)	(102)	(322)
Gain on sale of property and equipment	3	–	3	33
Other income (expense), net	138	(1)	153	(1)
Total other income (expense)	137	(110)	54	(290)

Income before provision for income taxes	4,326	4,929	13,193	10,952

Provision for income taxes	1,350	1,517	4,008	3,554

Net income	$2,976	$3,412	$9,185	$7,398

Net earnings per common share:
Basic	$0.20	$0.23	$0.62	$0.50
Diluted	$0.19	$0.23	$0.60	$0.49

Weighted average common shares outstanding:
Basic	14,801	14,677	14,740	14,659
Diluted	15,265	15,101	15,194	15,063

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Nine months ended September 30,
	2024	2023
Cash flows from operating activities:
Net income	$9,185	$7,398
Adjustments to reconcile net income to operating cash flow:
Depreciation and amortization	2,487	2,358
Stock-based compensation	1,898	1,078
Non-cash interest expense	17	5
Bad debt expense	–	2
Gain on sale of equipment	(3)	(33)
(Increase) decrease in operating assets:
Accounts receivable	379	(1,683)
Inventories	663	310
Refundable income taxes	(379)	(216)
Prepaid expenses and other current assets	125	(176)
Increase (decrease) in operating liabilities:
Accounts payable	949	928
Accrued expenses	694	1,673
Accrued income taxes	(474)	500
Net cash provided by operating activities	15,541	12,144

Cash flows from investing activities:
Purchases of property and equipment	(5,445)	(3,146)
Proceeds from sales or equipment	14	40
Purchase of investments	–	(100)
Net cash used in investing activities	(5,431)	(3,206)

Cash flows from financing activities:
Repayment of note payable	(2,750)	(750)
Net cash used in financing activities	(2,750)	(750)

Net increase in cash and cash equivalents	7,360	8,188

Cash and cash equivalents at the beginning of the period	13,198	4,444

Cash and cash equivalents at the end of the period	$20,558	$12,632

Supplemental cash flow information:
Cash paid for income taxes, net of (refunds)	$4,861	$3,270
Cash paid for interest	$95	$343

Non-cash investing activities
Accrued purchase of property and equipment	$331	$194
Increase in right-of-use assets and operating lease obligations	$–	$86

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